March 11, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dan Morris

Re:	Modern Mining Technology Corp. (the “Company”)
Offering Statement on Form 1-A (the “Offering Statement”)
File No. 024-12671

Dear Mr. Morris,

We understand that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has completed its review of the above referenced Offering Statement of the Company and we hereby join the Company’s request that the Commission declare the Offering Statement “qualified” at 9:00 a.m., Eastern Daylight Time on March 19, 2026, or as soon thereafter as practicable.

Please contact Paul Levites of Bevilacqua PLLC, counsel of the selling agent, at 202-869-0888 (ext. 103) to provide notice of qualification, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

Very truly yours,
As Selling Agent

Digital Offering, LLC

By:	/s/ Gordon McBean
Name:	Gordon McBean
Title:	Chief Executive Officer

DIGITAL OFFERING LLC,

1461 GLENNEYRE STREET, Suite D, LAGUNA BEACH, CA 92651

TEL – (866) 209 1955

WEBSITE – WWW.DIGITALOFFERING.COM

MEMBER FINRA/SIPC